Unaudited interim condensed consolidated
financial statements
Kyivstar Group Ltd.
As of and for the nine and three-month periods ended September 30, 2026

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	1

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	2
INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the nine and three-month periods ended September 30:

		Nine-month period		Three-month period
(In millions of U.S. dollars except nominal value and per share data)	Note	2026	2025	2026	2025

Revenue	2	1,011	836	349	297

Cost of services, equipment and accessories		(116)	(81)	(45)	(30)
Selling, general and administrative expenses		(347)	(279)	(116)	(96)
Depreciation		(120)	(102)	(42)	(37)
Amortization		(67)	(46)	(23)	(17)
Impairment		(7)	(6)	(3)	(3)
Gain / (loss) on disposal of non-current assets		5	(1)	—	—
Listing expense		—	(162)	—	(162)
Other operating income		2	1	1	—

Operating profit		361	160	121	(48)

Finance costs		(55)	(57)	(18)	(18)
Finance income		14	13	6	2
Other non-operating (loss) / gain, net		(5)	(8)	16	(6)
Foreign exchange gain / (loss), net		10	(21)	(1)	(1)
Profit (loss) before tax		325	87	124	(71)

Income tax	4	(64)	(53)	(25)	(18)

Profit (loss) for the period		261	34	99	(89)

Basic earnings (loss) per share		$1.13	$0.16	$0.43	$(0.41)
Diluted earnings (loss) per share		$1.13	$0.16	$0.36	$(0.41)

Weighted average shares outstanding:
Basic		230,880,694	211,075,863	230,883,624	219,297,286
Diluted		230,880,694	211,075,863	232,057,704	219,297,286
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	3
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the nine and three-month periods ended September 30:

	Note	Nine-month period		Three-month period
(In millions of U.S. dollars except nominal value and per share data)		2026	2025	2026	2025

Profit (loss) for the period		261	34	99	(89)
Items that may be reclassified to profit or loss
Foreign currency translation		(79)	20	(2)	9
Fair value re-measurement of financial instruments	8	—	2	—	—
Other		—	2	—	—
Other comprehensive (loss) / income, net of tax		(79)	24	(2)	9
Total comprehensive income (loss), net of tax		182	58	97	(80)
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	4
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of:

(In millions of U.S. dollars except nominal value and per share data)	Note	September 30, 2026	December 31, 2025
Assets
Non-current assets
Property, plant and equipment	6	982	849
Intangible assets, excluding goodwill	7	433	363
Goodwill	7	223	128
Deferred tax assets		2	—
Investments and derivatives		2	2
Other assets		49	88
Total non-current assets		1,691	1,430

Current assets
Inventories		5	3
Trade and other receivables		42	37
Receivables from related parties	8, 12	27	49
Investments and derivatives	8	135	119
Current income tax assets		—	5
Other assets		29	24
Cash and cash equivalents	9	436	455
Total current assets		674	692

Total assets		2,365	2,122

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		1,482	1,299
Total equity		1,482	1,299

Non-current liabilities
Debt and derivatives	8	368	287
Provisions		7	9
Deferred tax liabilities		36	21
Other liabilities		8	8
Total non-current liabilities		419	325

Current liabilities
Trade and other payables		146	141
Debt and derivatives	8, 12	175	229
Provisions		10	10
Current income tax payables		23	19
Other liabilities		110	99
Total current liabilities		464	498

Total equity and liabilities		2,365	2,122
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	5
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine-month period ended September 30, 2026:

		Attributable to equity owners of the parent
(In millions of U.S. dollars except nominal value and per share data)	Note	Number of shares outstanding	Net investment attributable to owners of the parent	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total equity
As of January 1, 2026		230,863,624	—	2	2,400	24	965	(2,092)	1,299
Profit for the period		—	—	—	—	—	261	—	261
Other comprehensive loss								(79)	(79)
Total comprehensive income / (loss)		—	—	—	—	—	261	(79)	182
Share-based payments	3	20,000	—	—	—	1	—	—	1
As of September 30, 2026		230,883,624	—	2	2,400	25	1,226	(2,171)	1,482
for the nine-month period ended September 30, 2025:

		Attributable to equity owners of the parent
(In millions of U.S. dollars except nominal value and per share data)	Note	Number of shares outstanding	Net investment attributable to owners of the parent	Issued capital	Capital surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total equity
As of January 1, 2025		—	3,160	—	—	—	—	(2,080)	1,080
Retroactive effect of Capital Reorganization		206,942,440	(3,160)	2	2,143	4	1,011	—	—
As of January 1, 2025, recasted		206,942,440	—	2	2,143	4	1,011	(2,080)	1,080
Profit for the period		—	—	—	—	—	34	—	34
Other comprehensive income		—	—	—	—	4	—	20	24
Total comprehensive income		—	—	—	—	4	34	20	58
Non-cash distribution, net		—	—	—	—	—	(170)	—	(170)
SPAC Merger, net of transaction costs		23,921,083	—	—	257	11	—	—	268
Warrants exercised		1	—	—	—	—	—	—	—
As of September 30, 2025		230,863,524	—	2	2,400	19	875	(2,060)	1,236

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	6
The accompanying notes are an integral part of these interim condensed consolidated financial statements.
for the three-month period ended September 30, 2026:

			Attributable to equity owners of the parent
(In millions of U.S. dollars except nominal value and per share data)		Note	Number of shares outstanding	Net investment attributable to owners of the parent	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total equity
As of July 1, 2026			230,883,624	—	2	2,400	25	1,127	(2,169)	1,385
Profit for the period	4		—	—	—	—	—	99	—	99
Other comprehensive loss			—	—	—	—	—	—	(2)	(2)
Total comprehensive income / (loss)			—	—	—	—	—	99	(2)	97
As of September 30, 2026			230,883,624	—	2	2,400	25	1,226	(2,171)	1,482
for the three-month period ended September 30, 2025:

		Attributable to equity owners of the parent
(In millions of U.S. dollars except nominal value and per share data)	Note	Number of shares outstanding	Net investment attributable to owners of the parent	Issued capital	Capital Surplus	Other capital reserves		Retained earnings	Foreign currency translation	Total equity
As of July 1, 2025		—	3,290	—	—	—		—	(2,069)	1,221
Retroactive effect of Capital Reorganization		206,942,440	(3,290)	2	2,143	8		1,137	—	—
As of July 1, 2025, recasted		206,942,440	—	2	2,143	8		1,137	(2,069)	1,221
Loss for the period		—	—	—	—	—		(89)	—	(89)
Other comprehensive income		—	—	—	—	—		—	9	9
Total comprehensive (loss) / income		—	—	—	—	—		(89)	9	(80)
Non-cash distribution, net		—	—	—	—	—		(170)	—	(170)
SPAC Merger, net of transaction costs		23,921,083	—	—	257	11		—	—	268
Warrants exercised		1	—	—	—	—		—	—	—
Other		—	—	—	—	—	—	(3)	—	(3)
As of September 30, 2025		230,863,524	—	2	2,400	19		875	(2,060)	1,236

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	7
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	8
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine-month period ended September 30:

		Nine-month period
(In millions of U.S. dollars)	Note	2026	2025
Operating activities
Profit before tax		325	87
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss		194	154
(Gain) / loss on disposal of non-current assets		(5)	1
Listing expense		—	162
Finance costs		55	57
Finance income		(14)	(13)
Other non-operating loss, net		5	8
Foreign exchange (gain) / loss, net		(10)	21
Changes in trade and other receivables and prepayments		7	(49)
Changes in inventories		(2)	—
Changes in trade and other payables		14	80
Changes in provisions, pensions and other		3	6
Interest paid		(48)	(62)
Interest received		12	7
Income tax paid		(45)	(53)
Net cash flows from operating activities		491	406

Investing activities
Purchase of property, plant and equipment		(127)	(156)
Purchase of intangible assets		(59)	(47)
Receipts / (payments) for deposits		20	(38)
(Outflow) / inflow from loans granted, net		(11)	358
Proceeds from sale of property, plant and equipment and intangible assets		1	—
(Investment in) / receipts from financial assets		(41)	30
Acquisition of subsidiaries, net of cash acquired	5	(240)	(151)
Net cash flows used in investing activities		(457)	(4)

Financing activities
Repayment of Loan Note Payable		—	(123)
Repayment of bonds*		(12)	(574)
Payment of principal portion of lease liabilities*		(31)	(27)
Proceeds from SPAC Merger, net of transaction costs		—	132
Proceeds from borrowings, net of fees paid		—	7
Investment in shares of VEON Ltd.		—	(22)
Net cash flows used in financing activities		(43)	(607)

Net decrease in cash and cash equivalents		(9)	(205)
Net foreign exchange difference		(10)	3
Cash and cash equivalents at beginning of period		455	674
Cash and cash equivalents at end of period	9	436	472
*The 2025 comparative amount of US$27 has been reclassified from "Repayment of bonds" to "Payment of principal portion of lease liabilities" to conform to the current period presentation. The reclassification had no impact on total cash flows from financing activities.
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	9

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
GENERAL INFORMATION ABOUT THE COMPANY
1GENERAL INFORMATION
Kyivstar Group Ltd. (the "Company" and collectively with its subsidiaries referred to as "Kyivstar Group", the "Group", "we", "us"
or "our"), an exempted company limited by shares, was incorporated under the laws of Bermuda with registration number
202504557, in Bermuda on March 7, 2025. The registered office of the Company is Victoria Place, 31 Victoria Street, Hamilton,
HM10, Bermuda. The principal place of business is located at Index Towers (East Tower), Unit 517, Level 5 Dubai (DIFC), United
Arab Emirates.
The Company was formed for the purpose of becoming the ultimate parent company of Kyivstar Group. On August 14, 2025, the
Company consummated a Business Combination transaction with Cohen Circle Acquisition Corp. (“Cohen Circle”) and VEON
Amsterdam B.V., pursuant to which VEON Amsterdam B.V. contributed its shares in Kyivstar Holdings B.V. to the Company in exchange for the Company’s shares, and the shareholders of Cohen Circle contributed the net assets of Cohen Circle in exchange for the Company’s shares. As a result of these transactions, Kyivstar Holdings B.V. became a wholly owned subsidiary of the Company and the Company became the ultimate parent of Kyivstar Group. The transaction represented a capital reorganization and establishment of a new holding company structure and did not result in changes to the underlying operations of the Group.
The Company’s Common Shares and Warrants are listed on the Nasdaq Stock Market under the symbols "KYIV" and "KYIVW,"
respectively.
Kyivstar Group’s operations include the operations of the following entities (i) Kyivstar Group Ltd., (ii) Kyivstar Holdings B.V.
("Kyivstar Holdings") and (iii) JSC Kyivstar and its subsidiaries ("Kyivstar").
The main operating company in Kyivstar Group is Kyivstar. Kyivstar was established and registered on September 3, 1997 under the laws of Ukraine. JSC Kyivstar’s registered legal address is at 53 Degtyarivska St. Kyiv 03113 Ukraine. JSC Kyivstar’s head office is located at the registered legal address and the principal place of JSC Kyivstar's business is its registered legal address.
JSC Kyivstar has a main office in Kyiv, Ukraine.
Kyivstar provides mobile connectivity services on 2G, 3G and 4G/LTE networks, complemented by Starlink Direct to Cell satellite connectivity services. The Company is also conducting pilot deployment of 5G technology. Kyivstar also offers voice and data services on fixed networks, including mobile and fixed converged services in consumer and business segments. Its digital portfolio includes Kyivstar TV, offered on IPTV platforms as well as mobile, big data and technology services through
Kyivstar.Tech, digital health services through Helsi and Tabletki, ride-hailing and delivery through Uklon, self-care application
MyKyivstar and consumer cloud offerings as well as B2B services. Kyivstar also owns and operates a portfolio of renewable energy generation assets, including solar power plants, which support the Company’s energy strategy through electricity generation and sales to Ukraine’s unified energy system.
BASIS OF PRESENTATION
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting
Standards (“IAS”) 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board, effective at the time of preparing the interim condensed consolidated financial statements.
The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2025 as included in the Annual Report on the Form 20-F filed on
March 16, 2026.
The accounting policies applied are consistent with those applied in the preparation of the annual financial statements for the year ended December 31, 2025, except for any new standards and interpretations adopted as of January 1, 2026.
These unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments and other items that are measured at fair value, as disclosed in the relevant accounting policies. The interim condensed consolidated income statement has been presented based on the nature of the expense, other than ‘Selling, general and administrative expenses’, which has been presented based on the function of the expense. Additional information on the nature of expenses is provided where relevant in the notes to the interim condensed consolidated financial statements.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	10

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Certain amounts reported in the interim condensed consolidated income statement, statement of financial position and cash flows have been reclassified in order to conform to the current period presentation.
The interim condensed consolidated financial statements have been prepared on a going concern basis. Due to the ongoing war between Russia and Ukraine, material uncertainties affecting the Group’s ability to continue as a going concern are discussed in detail at the end of this note.
The comparative financial information for the nine and three-month period ended September 30 2025 includes periods before and after the consummation of the SPAC merger and Capital Reorganization on August 14, 2025 (see Note 5). Prior to the
transaction, the Group's financial information was prepared on a combined (predecessor) basis and reflected the financial information of Kyivstar Holdings B.V. (formerly VEON Holdings B.V.) and its subsidiaries. Following the transaction, the financial information was prepared on a consolidated basis. The comparative financial information relating to share amounts and basic and diluted earnings per share for periods prior to the transaction has been retrospectively recast to reflect the exchange ratio established in the Capital Reorganization, as described in Note 5. Accordingly, such information may not be fully comparable to the Group's interim condensed consolidated financial statements for the current period and does not necessarily reflect the results of operations, financial position or cash flows that would have been presented had the current group structure been in place.
The functional currency of Kyivstar is Ukrainian Hryvnia ("UAH"), the currency of the primary economic environment in which
Kyivstar operates. The interim condensed consolidated financial statements are presented in United States dollars ("U.S. dollar"
or "US$"). In these Notes, U.S. dollar amounts are presented in millions, except for share amounts and as otherwise indicated.
FOREIGN CURRENCY TRANSLATION
For the purpose of these interim condensed consolidated financial statements, the assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date, whereas income and expenses are generally translated into U.S. dollars at historical monthly average exchange rates. Foreign currency translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in other comprehensive income and accumulated within a separate component of Equity.
BASIS OF CONSOLIDATION
The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries.
Subsidiaries are all entities (including structured entities) over which the Company has control. Interests held by Kyivstar Group in its principal subsidiaries as of September 30:

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	11

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	2026		2025
Name	Interest	Country of operation	Interest	Country of operation

JSC Kyivstar	99.995%	Ukraine	99.995%	Ukraine
LLC Kyivstar.Tech	100.00%	Ukraine	100.00%	Ukraine
LLC Helsi Ukraine *	97.99%	Ukraine	97.99%	Ukraine
LLC Lan Trace****	100.00%	Ukraine	100.00%	Ukraine
LLC Uklon Corporate *	97.00%	Ukraine	97.00%	Ukraine
LLC Uklon Tech *	97.00%	Ukraine	97.00%	Ukraine
LLC Uklon Ltd *	97.00%	Cyprus	97.00%	Cyprus
Uklon LLC (100.00% subsidiary of LLC Uklon Ltd)	100.00%	Uzbekistan	100.00%	Uzbekistan
Kyivstar Holdings B.V.***	100.00%	Netherlands	100.00%	Netherlands
Kyivstar Cayman Corp.**	—	—	100.00%	Cayman Islands
SUNVIN 11 LLC	100.00%	Ukraine	—	—
LLC ISP Shtorm	100.00%	Ukraine	—	—
LLC MTPK	100.00%	Ukraine	—	—
LLC Farmel (100.00% subsidiary of LLC MTPK)	100.00%	Ukraine	—	—
LLC Farma Studio (100.00% subsidiary of LLC MTPK)	100.00%	Ukraine	—	—
LLC Energy Space	100.00%	Ukraine	—	—
LLC Ternovytsia Solar Plus	100.00%	Ukraine	—	—
LLC Energopostach-Plus	100.00%	Ukraine	—	—
LLC Lightfull	100.00%	Ukraine	—	—
LLC Sunlight Generation	100.00%	Ukraine	—	—
LLC Ternovytsia Solar	100.00%	Ukraine	—	—
Micromobility LLC (100.00% subsidiary of LLC Uklon Corporate)	100.00%	Ukraine	—	—
*In each of these subsidiaries, a symmetrical put and call option agreement for the remaining ownership interest exists. As a result, on each respective acquisition date, the Company determined that it had a present ownership interest in the remaining ownership percentage and has consolidated these subsidiaries fully at 100%.
**The entity was liquidated on January 28, 2026.
***Name of VEON Holdings B.V. has been changed to Kyivstar Holdings B.V., effective February 10, 2026.
****The merger of LLC “Lan Trace” into JSC Kyivstar was registered on July 3, 2026. As a result, LLC “Lan Trace” is in the process of liquidation through merger.
On February 10, 2026, JSC Kyivstar entered into a share purchase agreement to acquire 100% of the equity interests of LLC
MTPK and its subsidiaries, LLC Farmel and LLC Farma Studio (together, the “Tabletki Group”), a Ukrainian business providing an online platform for searching and booking medicines and other pharmacy products. The transaction closed on February 10,
2026 for a purchase consideration of US$161.
On February 26, 2026, the Group acquired 100% of the equity interests of ISP Shtorm LLC, a regional fixed broadband operator providing internet services to residential and business customers in Ukraine for a purchase consideration of US$10.
On May 26, 2026, the Group completed the acquisition of 100% of the equity interests of Energopostach-Plus LLC, Lightfull LLC,
Sunlight Generation LLC, Ternovytsia Solar LLC, Energy Space LLC and Ternovytsia Solar Plus LLC (together, the “six solar power plants”), which own and operate six solar power plants located in the Lviv region of Ukraine with a combined installed generation capacity of 105 megawatts ("MW"), for a purchase consideration of US$71.
On August 7, 2026, Uklon, a subsidiary of the Group, acquired 100% of the equity interests of Micromobility LLC (E-wings), a
Ukrainian electric scooter operator, for a purchase consideration of US$2.
Refer to "major developments during nine-month period ended September 30, 2026" for more details.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	12

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
In the interim condensed consolidated financial statements subsidiary undertakings – which are those companies in which the
Group directly or indirectly, has an interest of more than half of the voting rights or otherwise has power to exercise control over the operations – have been fully consolidated.
Intercompany transactions, balances and unrealized gains or losses on transactions between Kyivstar Group companies are eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with Kyivstar Group’s accounting policies.
GOING CONCERN
As of November 6, 2026, the war in Ukraine is ongoing, millions of people have fled Ukraine, and the country has sustained significant damage to infrastructure and assets. Currently, we have 21.7 million subscribers in Ukraine, where they are supported by approximately 5,835 employees. Kyivstar Group’s priority is to protect the safety and well-being of our employees and their families. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel who are integral to the provision of essential communication services to other geographies and add new locations, as appropriate. As of November 6, 2026, most of our Ukraine subsidiary’s employees remain in the country.
The war has resulted in events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:
•The Company may need to record future impairment charges in Ukraine, which could be material, if the war continues or escalates and/or due to macroeconomic conditions.
•As of November 6, 2026, the Company continues to conclude that neither VEON Ltd. nor any of its subsidiaries is targeted by sanctions imposed by any of the United States, European Union (and individual EU member states) and the
United Kingdom. However, the interpretation and enforcement of these sanctions and counter-sanctions may result in unanticipated outcomes and could give rise to material uncertainties, which could complicate our business decisions.
For example, to protect U.S. foreign policy and national security interests, the U.S. government has broad discretion to at times impose a broad range of extraterritorial “secondary” sanctions under which non-U.S. persons carrying out certain activities may be penalized or designated as sanctioned parties, even if the activities have no ties, contact with, or nexus to the United States or the U.S. financial system at all. These secondary sanctions could be imposed on the
Company or any of the Company’s subsidiaries if they were to engage in activity that the U.S. government determined was undertaken knowingly and rose to the level of material or significant support to, for, or on behalf of certain sanctioned parties.
•Ukraine has also implemented and may implement further sanctions or measures on individuals or entities with close ties to Russia, which may negatively impact Kyivstar, if VEON is considered by local Ukrainian authorities as being a company controlled by sanctioned persons. In October 2023, VEON received notification from local custodian that the following percentages of the corporate rights in our Ukrainian subsidiaries have been frozen: (i) 47.85% of Kyivstar, (ii)
100% of Ukraine Tower Company ("UTC"), a related party to the Company, (iii) 100% of Kyivstar.Tech, and (iv) 69.99%
of Helsi Ukraine. On November 29, 2024, the Shevchenkivskyi District Court of Kyiv ruled in favor of a request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar and 100% of VEON’s corporate rights in its other Ukrainian subsidiaries. The decision fully removes the restrictions on VEON’s corporate rights imposed by Ukrainian courts on its wholly owned Kyivstar and other Ukrainian subsidiaries. We are continuing to work with our local custodian to remove any remaining restrictions in respect of corporate rights.
Management has taken actions to address the events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:
•The Company has implemented business continuity plans to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations in Ukraine.
•The Company actively engages with stakeholders, including suppliers, customers, and regulatory authorities, to proactively address potential disruptions. Diversification of supply chains and markets to reduce dependency on regions affected by the war is implemented where possible. Management also continues to review and update risk management policies to enhance resilience against the volatility stemming from the war.
•The Company continues to fund its operations for the next twelve months primarily through a combination of existing liquidity and anticipated proceeds from its customers, including its wholesale business outside Ukraine. As of
September 30, 2026, the Company holds US$436 in cash and cash equivalents and US$96 of other liquid financial assets, providing a total available funding of approximately US$532, which significantly exceeds the Company’s projected operating expenditures for the next twelve months. The Company has no material unrelated party debts and therefore no unrelated party debt covenants. The resilience of the Company and its ability to generate strong cash flows has been proven through the full-scale war since 2022.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	13

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
•Management is actively monitoring any new developments in applicable sanctions to ensure that we continue to be in compliance and to evaluate any potential impact on the Company’s financial performance, operations, and governance.
Management has actively engaged with sanctions authorities where appropriate. Management is engaging with authorities in Ukraine to address any concerns they have about the ownership and management of Kyivstar and to provide all necessary assurances to confirm that sanctioned individuals, including any beneficial owners of LPE Middle
East Limited (formerly L1T VIP Holdings S.à r.l., "LetterOne"), do not participate in the management of Kyivstar.
•Matters relating to the VEON-related legal proceedings and restrictions on certain corporate rights remain ongoing.
There were no material developments during the nine-month period ended September 30, 2026, or during the period
September 30, 2026 through November 6, 2026.
•The Company’s Nasdaq listing, together with the completion of its secondary offering in February 2026, continues to enhance the Group’s access to capital markets and broaden its investor base.
The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. In accordance with IAS 1, Presentation of Financial Statements, the Company has determined that the aforementioned conditions and events, considered in the aggregate, may cast substantial doubt about the Company’s ability to continue as a going concern for at least 12 months after the date these interim condensed consolidated financial statements were authorized for issuance. Management expects the actions it has taken or will take will mitigate the risk associated with the identified events and conditions. However, given the uncertainty and exogenous nature of the ongoing war and potential future imposed sanctions as well as potential new counter-sanctions, management concluded that a material uncertainty remains related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern, such that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	14

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Major developments during the nine-month period ended September 30, 2026
Acquisition of ISP Shtorm LLC
On February 9, 2026, the Group entered into a Share Purchase Agreement for the acquisition of 100% of the equity interests in
ISP Shtorm LLC for total consideration of US$10. ISP Shtorm LLC is a regional fixed broadband operator providing internet services to residential and business customers in Ukraine. The transaction closed on February 26, 2026 and has been accounted for under IFRS 3 Business Combinations. For further details refer to Note 5.
Acquisition of Tabletki.ua
On February 10, 2026, the Group announced the acquisition of 100% of the equity interests in Tabletki.ua for total consideration of US$161, payable in full in UAH in Ukraine. Tabletki.ua is one of Ukraine’s most widely used digital platforms for finding, comparing and reserving medicines and other products available at Ukrainian pharmacies. The transaction closed on February
10, 2026 and was accounted for under IFRS 3 Business Combinations. For further details refer to Note 5.
Acquisition of six solar power plants
On May 26, 2026, the Group completed the acquisition of 100% of the equity interests in the six solar power plants, comprising
Energopostach-Plus LLC, Lightfull LLC, Sunlight Generation LLC, Ternovytsia Solar LLC, Energy Space LLC and Ternovytsia
Solar Plus LLC for total consideration of US$71. The acquired entities own and operate six solar power plants located in the Lviv region of Ukraine with a combined installed generation capacity of 105 MW. The transaction has been accounted for under IFRS
3 Business Combinations. For further details refer to Note 5.
Appointment of Chief Financial Officer
On May 28, 2026, Kyivstar Group announced the appointment of Taner Kızıltoprak as Chief Financial Officer, effective July 1,
2026. Mr. Kızıltoprak joined the Group on June 1, 2026, as an advisor to the President to support the leadership transition prior to assuming the role of Chief Financial Officer. Mr. Boris Dolgushin continued to serve as Chief Financial Officer through June 30,
2026, after which he transitioned to the role of advisor to the President, focusing on strategic projects. The appointment forms part of the Group’s executive leadership succession and did not have an impact on the Group’s condensed consolidated interim financial statements.
Acquisition of E-wings
On August 7, 2026, Uklon, a subsidiary of the Group, completed the acquisition of 100% of the equity interests in Micromobility
LLC (E-wings), a Ukrainian electric scooter operator, for total consideration of US$2. The transaction has been accounted for under IFRS 3 Business Combinations. For further details refer to Note 5.
Major developments during the nine-month period ended September 30, 2025
Kyivstar Expands Digital Portfolio with Acquisition of Uklon, Ukraine’s Top Ride-Hailing Business
On March 19, 2025 JSC Kyivstar signed an agreement to acquire 97% of Uklon Group (“Uklon”), a leading Ukrainian ride-hailing and delivery platform for a purchase consideration of US$158. JSC Kyivstar also entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon, which may be exercised from April 2, 2028 through April 2, 2035. The transaction closed on April 2, 2025.
VEON completes first phase of Share Buyback Program
On January 27, 2025, the US$30 first phase of VEON Ltd.'s share buyback program (as carried out by Kyivstar Holdings B.V.)
was completed, resulting in an additional purchase of US$22 of VEON Ltd. shares. Subsequently, during the three-month period ended March 31, 2025, all the shares purchased were transferred to VEON Amsterdam B.V. (refer to Note 8).
VEON completes reorganization of VEON Holdings B.V.
On April 8, 2025, VEON announced that it had successfully completed the reorganization of VEON Holdings B.V. (now Kyivstar
Holdings B.V.).
Bond repayments
Kyivstar Holdings B.V. repaid all of its 4.0% April 2025 U.S. Dollar denominated Notes (US$472) and 6.3% June 2025 Russian
Ruble denominated Notes (US$100 (RUB7,840)), on April 9, 2025 and June 18, 2025, respectively.
Kyivstar increases ownership stake in Helsi

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	15

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
In May 2025, Kyivstar and LLC “UKRAINIAN INVESTMENT PLATFORM”, representing 26.9% ownership together with other minority stakeholders representing 1.1% ownership in Helsi, negotiated an agreement to buy out the ownership stake of these parties for US$10. Simultaneously the parties also terminated the existing put and call option agreements to the extent representing the stake of these parties, resulting in partial derecognition of the put option liability. At the same time Kyivstar agreed to terms with the remaining 2.01% shareholders based on the terms of the originally entered put and call option agreement.
Share capital
On July 8, 2025, the Company increased its authorized share capital by US$654,300 to US$2,654,300. Immediately following the share capital increase, the Company’s authorized share capital consists of US$2,654,300 divided into 265,430,000 common shares, par value US$0.01 per share.
Completion of Business Combination Agreement
On July 10, 2025, VEON and Cohen Circle announced the execution of non-redemption agreements (“NRAs”), totaling approximately US$52.5 with accredited institutional investors, securing the minimum US$50 cash condition for the proposed
Business Combination Agreement.
On August 12, 2025, the shareholders of CC voted to approve and adopt the Business Combination Agreement and to approve and authorize CC to merge with Varna Merger Sub. In connection with the vote to approve the Business Combination Agreement and the SPAC Merger, holders of 5,847,015 shares of CC Class A Ordinary Shares exercised their right to redeem their shares for cash at a redemption price of approximately US$10.40 per share, for a total aggregate redemption amount of US$61 resulting in a total of 17,152,985 Cohen Circle public ordinary shares remaining issued and outstanding as of the Closing Date.
On August 14, 2025, the Company consummated the Business Combination Agreement (the “Closing”). In connection with the
Business Combination Agreement, the Company acquired all of the issued and outstanding shares of VEON Holdings B.V. from
VEON Amsterdam B.V. in exchange for 206,942,440 newly issued Kyivstar Group Ltd. Common Shares and a Loan Note
Payable in the amount of US$178 . Further, on August 14, 2025, Varna Merger Sub merged with and into CC with CC being the surviving corporation of the SPAC Merger and becoming a wholly owned subsidiary of the Company. The Company effectively acquired CC’s Net Assets of approximately US$162, consisting predominantly of US$178 in cash and US$16 in liabilities via the
SPAC Merger.
At the Closing, each share of CC Class A Ordinary Shares issued and outstanding immediately prior to the Closing was automatically surrendered and exchanged for 23,163,338  newly issued Kyivstar Group Ltd. Common Shares. Further, 757,745 of the Company’s Common Shares were, pursuant to the NRAs, issued to certain holders of Cohen Circle Class A Ordinary
Shares who were parties to the NRAs in consideration of such holders agreeing (i) to vote their Cohen Circle Class A Ordinary
Shares in favor of the Transactions and (ii) not to redeem such Cohen Circle Class A Ordinary Shares.
At the Closing, each of the 7,666,629 issued and outstanding CC Public Warrants were automatically surrendered and exchanged for 7,666,629 Kyivstar Group Warrants.
Following the Closing, on August 15, 2025, the Company’s Common Shares and Warrants commenced trading on the Nasdaq
Stock Market under the symbols “KYIV” and “KYIVW”, respectively, with VEON Amsterdam B.V. holding 89.6% of the outstanding shares.
Appointment of management and board
Effective June 1, 2025, Boris Dolgushin was appointed as Chief Financial Officer of the Company.
On August 14, 2025, the Company appointed Kaan Terzioğlu as Executive Chairman and Director, and Oleksandr Komarov as
President. The Company also appointed Serdar Çetin, Betsy Z. Cohen, Augie K. Fabela II, Rt Hon Sir Brandon Lewis CBE,
Burak Ozer, Duncan Perry, Michael R. Pompeo, Dmytro Shymkiv and Michiel Soeting as the directors of the Company.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	16

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
OPERATING ACTIVITIES OF THE GROUP
2SEGMENT INFORMATION
The Kyivstar operations are considered as one operating segment. While Kyivstar Group identifies a single reportable segment in accordance with IFRS 8 Operating Segments, revenue is disaggregated into the following categories:
•Telecommunication and infrastructure revenue – service revenue from mobile and fixed connectivity services provided to individuals and corporate customers and infrastructure services;
•Digital revenue – revenue from proprietary digital platforms and services
Management evaluates Kyivstar’s performance on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain or loss on disposals of non-current assets, net foreign exchange gains or losses, other non-
operating gains or losses, and for certain non-recurring items such as listing expense (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX excl. licenses and ROU”). Adjusted EBITDA is not a defined performance measure in IFRS Accounting Standards. The Group’s definition of adjusted EBITDA may not be comparable with similarly titled performance measures and disclosures by other entities.
The following tables present revenue disaggregation and the key financial information for the nine and three-month periods ended September 30, 2026 and 2025:
For the nine-month period ended September 30:

	Telecommunication and infrastructure revenue		Digital revenue		Total revenue
	2026	2025	2026	2025	2026	2025

Kyivstar	794	732	217	104	1,011	836

Total	794	732	217	104	1,011	836

	Revenue		Selling, general and administrative expenses		Adjusted EBITDA		CAPEX excl. licenses and ROU*
	2026	2025	2026	2025	2026	2025	2026	2025

Kyivstar	1,011	836	347	279	550	477	192	223

Total	1,011	836	347	279	550	477	192	223
*This includes capital expenditures on property, plant and equipment, net of advances, of US$227 (2025: US$174), intangible assets of US$61
(2025: US$130) after deducting additions in licenses of US$nil (2025: US$1) and right-of-use assets of US$96 (2025: US$80)

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	17

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
For the three-month period ended September 30:

	Telecommunication and infrastructure revenue		Digital revenue		Total revenue
	2026	2025	2026	2025	2026	2025

Kyivstar	273	252	76	45	349	297

Total	273	252	76	45	349	297

	Revenue		Selling, general and administrative expenses		Adjusted EBITDA		CAPEX excl. licenses and ROU*
	2026	2025	2026	2025	2026	2025	2026	2025

Kyivstar	349	297	116	96	189	171	66	89

Total	349	297	116	96	189	171	66	89
*This includes capital expenditures on property, plant and equipment, net of advances, of US$76 (2025: US$74), intangible assets of US$18
(2025: US$37) after deducting additions in licenses of US$—(2025: US$1) and right-of-use assets of US$28 (2025: US$21)
The following table provides the reconciliation of Total Adjusted EBITDA to Profit before tax for the nine and three-month periods ended September 30:

	Nine-month period		Three-month period
	2026	2025	2026	2025
Adjusted EBITDA	550	477	189	171
Adjustments to reconcile Adjusted EBITDA to Profit (loss) before tax
Depreciation	(120)	(102)	(42)	(37)
Amortization	(67)	(46)	(23)	(17)
Impairment	(7)	(6)	(3)	(3)
Gain / (loss) on disposal of non-current asset	5	(1)	—	—
Listing expense	—	(162)	—	(162)
Finance costs	(55)	(57)	(18)	(18)
Finance income	14	13	6	2
Other non-operating loss, net	(5)	(8)	16	(6)
Foreign exchange gain / (loss), net	10	(21)	(1)	(1)

Profit (loss) before tax	325	87	124	(71)
3          SHARE-BASED PAYMENTS
The following table sets forth the total share-based payment expense for the nine and three-month periods ended September 30 in relation to all directors and employees of the Company.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	18

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Nine-month period		Three-month period
	2026	2025	2026	2025
Equity-settled share-based payment expense	1	—	—	—
Total share-based compensation expense	1	—	—	—
Umbrella Incentive Plan
In December 2025, the Remuneration Committee approved the Group's Umbrella Incentive Plan (“Umbrella Plan”). Following the
listing on Nasdaq this plan establishes a flexible, market-aligned framework designed to support retention, reward performance, and align with shareholder interests.
On January 27, 2026, certain operating companies executives were granted long term incentive ("LTI") awards of 439,980 equity-
settled common shares under the Umbrella Plan (assuming maximum achievement). These awards are subject to a market condition tied to an absolute share price target, applicable to the total number of shares granted with vesting scheduled for
December 31, 2027. The fair value of the awards with market performance conditions was determined using a Monte Carlo simulation that takes into account the likelihood of the performance condition being satisfied.
During the nine months period ended September 30, 2026, certain operating companies executives were granted LTI awards of
361,236 equity-settled common shares under the Umbrella Plan (assuming maximum achievement). These awards are subject to a market condition tied to an absolute share price target, applicable to the total number of shares granted with vesting scheduled for December 31, 2028. The fair value of the awards with market performance conditions was determined using a
Monte Carlo simulation that takes into account the likelihood of the performance condition being satisfied.
The following table sets forth the principal assumptions applied by the Group in determining the fair value of issued equity settled share-based payment awards with market performance conditions:

Assumptions affecting inputs to fair value model	Equity-settled
Annual risk-free rates of return and discount rates (%)	3.65%	-	4.81%
Long-term dividend yield (%)			—%
Volatility of share price (%)	47.13%	-	49.80%
Share price (p)	$11.72	-	$14.29
On February 10, 2026, certain directors were granted LTI awards totaling 20,000 equity-settled common shares under the
Umbrella Plan. These awards vested immediately upon grant. Fair value was measured as the market price of the Company's common shares as of the grant date.
During the nine-month period ended September 30, 2026, a total of 20,000 common shares were transferred to the directors in connection with the equity awards that vested in February 2026.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	19

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
4INCOME TAXES
Income tax expense in the interim period is recognized based on management’s estimate of the weighted average annual effective income tax rate expected for the full financial year, consistent with IAS 34. Income tax expense comprises current and deferred tax. Current and deferred tax are measured in accordance with IAS 12. Changes in the estimated annual effective tax rate are recognized prospectively in the interim period in which the estimate changes.
Income tax expense consisted of the following for the nine and three-month periods ended September 30:

	Nine-month period		Three-month period
	2026	2025	2026	2025
Current income taxes	(55)	(49)	(21)	(17)
Deferred income taxes	(9)	(4)	(4)	(1)
Income taxes	(64)	(53)	(25)	(18)
Effective tax rate	19.7%	60.9%	20.2%	(25.4)%
Kyivstar Group Ltd., the parent company of the Group, is incorporated in Bermuda and headquartered in the United Arab
Emirates (“UAE”), where the standard corporate income tax rate is 9.0%. The Company is in the process of obtaining Qualified
Free Zone Person (“QFZP”) status, which, if granted and subject to meeting the applicable requirements, would allow the
Company to benefit from a 0% corporate income tax rate on qualifying income.
Kyivstar Group's principal operations are located in Ukraine, where the statutory corporate income tax rate is 18.0%. Accordingly, the Group’s effective tax rate, excluding the effects of certain non-recurring items, generally approximates the Ukrainian statutory
rate.The Group’s effective tax rate for the nine-month period ended September 30, 2026 includes a Pillar Two top-up tax provision in respect of the Cyprus jurisdiction, resulting in an effective rate slightly above the Ukrainian statutory corporate income tax rate of 18.0%. The rate for the nine months ended September 30, 2025 was primarily affected by a non-recurring, one-time listing expense, which reduced profit before tax without a corresponding tax benefit and thereby elevated the effective rate.
The negative rate in the three-month period of 2025 reflects Group-level consolidated losses arising from the one-time listing expense recognized in that period, while certain subsidiaries nonetheless generated taxable profits and recorded current income tax expense in their local jurisdictions and producing a tax charge against a consolidated pre-tax loss. The three month rate of
2026 reflects the Pillar two provisions driving the ETR higher than the Ukrainian statutory rate of 18.0%.
Global Minimum Tax
The Group is within the scope of the OECD Pillar Two global minimum tax rules through its inclusion in the consolidated group headed by VEON Ltd., the ultimate parent entity (“UPE”). Accordingly, the Group is subject to the Pillar Two legislation applicable to the VEON group in the relevant jurisdictions.
For the nine months ended September 30, 2026, the Group recognized current Pillar Two top-up tax expense of US$5 in respect of Uklon, a constituent entity within the Kyivstar Group located in Cyprus. The top-up tax is payable in Cyprus under the qualified domestic minimum top-up tax (“QDMTT”), fully offsetting any income inclusion rule liability at the parent level. The Group's assessment of its exposure to Pillar Two income taxes is based on the latest available tax filings, country-by-country reporting information and financial information of its constituent entities. Based on this assessment, the effective tax rates determined for
Pillar Two purposes in most jurisdictions in which the Group operates exceed the minimum rate of 15%. Cyprus, where Uklon is located, is the principal jurisdiction in which a Pillar Two top-up tax liability has been identified.
The Company has applied the mandatory IAS 12 exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	20

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
INVESTING ACTIVITIES OF THE GROUP
5SIGNIFICANT TRANSACTIONS
During the nine-month period ended September 30, 2026
Acquisition of Tabletki Group
On February 10, 2026, JSC Kyivstar signed a share purchase agreement ("SPA") to acquire 100% of shares of MTPK LLC and its subsidiaries (collectively, the "Tabletki Group") for total consideration of US$161 upon closing of the transaction. Tabletki
Group, established in 2008, is a Ukrainian business specializing in the development and maintenance of an automated platform for searching and booking medicines and other products from pharmacies in Ukraine. This strategic acquisition marks Kyivstar’s expansion into digital healthcare and pharmacy-related consumer services in line with the Group’s digital operator strategy.
Tabletki Group consists of MTPK LLC, Farmel LLC, and Farma Studio LLC. The total consideration transferred amounts to
US$161, which was paid in full in cash in Ukrainian hryvnia. The agreement was subject to customary closing conditions and approvals that were obtained on February 10, 2026, the date the acquisition was completed. The transaction is accounted for in accordance with IFRS 3 Business Combinations.
The fair values of identifiable assets and liabilities of Tabletki Group at the date of acquisition were:

February 10, 2026
Non-current assets
Intangible assets	79
Current assets
Cash and cash equivalents	2
Other current assets	1
Other current liabilities	(3)
Fair value of identifiable net assets	79
Goodwill resulting from acquisition	82
Purchase consideration	161
The following table shows the details of cash outflow during the nine-months ended September 30, 2026:

September 30, 2026
Cash outflow, net of cash acquired
Cash consideration	161
Less: balances acquired
Cash and cash equivalents	(2)
Net outflow of cash - investing activities	159
The fair value of the customer relationships was determined to be US$61 with an estimated useful life of 12 years.The valuation of the customer relationships was performed using the multi-period excess earnings method.
The fair value of the brands and trademarks was determined to be US$12 with an estimated useful life of 10 years. The valuation of the brands and trademarks was performed using the relief-from-royalty method under the income approach.
The fair value of the internally developed software was determined to be US$6 with an estimated useful life of 7 years. The valuation of the internally developed software was performed using the replacement cost approach.
The fair value of acquired other current assets related to trade and other receivables is US$1, which approximates the gross contractual amount, as a loss allowance is insignificant.
The fair value of acquired other current liabilities amounted to US$3 and primarily comprised advances received from customers.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	21

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
The goodwill recognized on the acquisition of Tabletkі Group represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired at the acquisition date.
Goodwill primarily reflects the expected synergies arising from the integration of Tabletkі Group into the Group’s operations, including enhanced market presence in the digital healthcare ecosystem, access to established customer relationships, expansion into new digital services, and the development and deployment of new digital devices leveraging combined technological capabilities. These benefits do not meet the criteria for separate recognition as identifiable intangible assets.
The recognized goodwill is not deductible for tax purposes.
There were no transactions recognized separately from the acquisition of assets and assumption of liabilities in the business combination.
From the date of acquisition, Tabletki Group contributed US$21 of revenue and US$13 profit before tax to the Group. If the acquisition had taken place at the beginning of the period, the contribution to revenue would have been US$24 and contribution to the profit before tax would have been US$15.
Acquisition-related costs of less than US$1 are included in selling, general and administrative expenses in the interim condensed consolidated income statement, and in operating cash flows in the interim condensed consolidated statement of cash flows.
During the nine months ended September 30, 2026, the Group finalized the accounting for the acquisition of Tabletki Group in accordance with IFRS 3 Business Combinations. The finalization resulted in measurement period adjustments to the acquisition-
date fair values of identifiable net assets and goodwill, as described below.
The measurement period adjustments reflected additional information obtained after the acquisition date about facts and circumstances that existed as of that date and comprised:
•an increase in purchase consideration of US$1 following the finalization of the post-closing completion accounts adjustment mechanism; and
•an increase of US$2 in the fair value of internally developed software recognized as an identifiable intangible asset.
The corresponding adjustments were recognized retrospectively as if the accounting for the business combination had been completed at the acquisition date, with a corresponding adjustment to goodwill.
Acquisition of ISP Shtorm LLC
On February 26, 2026, JSC Kyivstar acquired 100% of the equity interests in ISP Shtorm LLC, a regional fixed broadband internet service provider operating in Ukraine. This strategic acquisition supports Kyivstar’s continued expansion in the fixed broadband segment and strengthens its position in converged telecommunications services. Kyivstar acquired 100% of ISP
Shtorm LLC for total consideration of US$10 upon the closing of the transaction. The agreement was subject to customary closing conditions and approvals that were obtained on February 26, 2026, the date the acquisition was completed. The transaction is accounted for in accordance with IFRS 3 Business Combinations.
The fair values of identifiable assets and liabilities of ISP Shtorm LLC at the date of acquisition were:

February 26, 2026
Non-current assets
Intangible assets	3
Property, plant and equipment	2
Non-current liabilities
Deferred tax liability	(1)
Fair value of identifiable net assets	4
Goodwill resulting from acquisition	6
Purchase consideration	10
The following table shows the details of cash outflow during the nine-months ended September 30, 2026:

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	22

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

September 30, 2026
Cash outflow, net of cash acquired
Purchase consideration	10
Less: deferred consideration	(3)
Cash consideration paid at acquisition	7
Settlement of deferred consideration	3
Net outflow of cash - investing activities	10
The Group finalized the purchase price allocation for the acquisition of ISP Shtorm LLC during the nine-month period ended
September 30 2026. The final acquisition-date fair values of identifiable assets acquired and liabilities assumed, and the resulting goodwill, are reflected in the amounts disclosed above.
The fair value of the acquired intangible assets, comprising customer relationships, was determined to be US$3. The valuation was performed using the multi-period excess earnings method. The useful life has been assessed as 6 years.
Goodwill arising on acquisition primarily relates to expected synergies from integrating the acquired business into the Group’s operations and the assembled workforce. The goodwill is not deductible for tax purposes.
Deferred consideration of US$3 represented a fixed portion of the purchase price for the acquisition that is payable after closing, subject only to customary post-closing purchase price adjustments. The deferred consideration was fully settled during the three months ended September 30, 2026.
From the acquisition date to September 30, 2026, Shtorm contributed US$2 of revenue. Had the acquisition occurred at the beginning of the period, the acquired business would have contributed approximately US$3 of revenue. The impact on the
Group’s profit before tax for both periods was immaterial.
Acquisition of six solar power plants
On May 26, 2026, JSC Kyivstar acquired 100% of the equity interests in six solar power plant entities, consisting of
Energopostach-Plus LLC, Lightfull LLC, Sunlight Generation LLC, Ternovytsia Solar LLC, Energy Space LLC and Ternovytsia
Solar Plus LLC, for cash consideration of  US$71 paid to the seller. Prior to the acquisition, JSC Kyivstar also provided approximately US$11 of reimbursable financial assistance to the target companies to refinance existing bank indebtedness.
The acquired entities own and operate six solar power plants located in the Lviv region of Ukraine with a combined installed generation capacity of 105 MW. The acquisition is consistent with the Group’s strategy to expand its energy generation capabilities and enhance energy independence through investments in renewable energy infrastructure.
The acquisition was accounted for in accordance with IFRS 3 Business Combinations.  As of September 30, 2026 the purchase price allocation remains provisional in respect of the fair values of property, plant and equipment, intangible assets and accounts receivable as the Group is in the process of finalizing their valuations including the related deferred tax effects, where applicable.
Any measurement period adjustments identified during the measurement period will be recognized retrospectively in accordance with IFRS 3.
The provisional fair values of identifiable assets acquired and liabilities assumed at the acquisition date were as follows:

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	23

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

May 26, 2026
Non-current assets
Property, plant and equipment	49
Intangible assets	11
Deferred tax asset	3
Current assets
Cash and cash equivalents	2
Trade receivables and other assets	6
Current liabilities	(11)
Deferred tax liability	(7)
Other non-current liabilities	(1)
Fair value of identifiable net assets	52
Goodwill arising from acquisition	19
Purchase consideration	71
The following table shows the details of cash outflow during nine-month period ended September 30, 2026:

September 30, 2026
Cash outflow, net of cash acquired
Cash consideration	71
Less: balances acquired
Cash and cash equivalents	(2)
Net outflow of cash - investing activities	69
The acquired property, plant and equipment primarily comprise solar power plant infrastructure, including solar modules, inverters, transformers, structures, buildings, grid-related equipment, other fixed assets and construction in progress. Excluding construction in progress, the depreciable acquired property, plant and equipment have an estimated weighted-average remaining useful life of approximately 17 years. The acquired property, plant and equipment were provisionally measured at a fair value of
US$49, representing a fair value step-up of approximately US$31 over the acquiree’s carrying amounts immediately prior to the acquisition. The valuation of the property, plant & equipment was performed using the cost approach, specifically the current replacement cost method.
An identifiable asset relating to feed-in tariff arrangements was recognized at its acquisition date fair value of US$11. The asset was recognized separately from goodwill as it arises from contractual and other legal rights existing at the acquisition date and is expected to generate economic benefits through regulated feed-in tariff rates until the expiry of the feed-in tariff regime on
December 31, 2029. The intangible asset has an estimated useful life of approximately 4 years, corresponding to the period from the acquisition date (May 26, 2026) to the expiry of the feed-in tariff arrangements on December 31, 2029. The fair value of the intangible asset was determined using an income approach, applying a with-and-without method. Under this approach, fair value reflects the present value of the incremental cash flows attributable to the feed-in tariff arrangements.
The fair value of acquired trade receivables and other assets is US$6 which approximates the gross contractual amount, as a loss allowance is insignificant.
As discussed above, current liabilities include approximately US$11 of reimbursable financial assistance provided to the target companies prior to the acquisition to refinance existing bank indebtedness. This financial assistance was accounted for separately from the acquisition and was not included in the consideration transferred.
The deferred tax asset of US$3 primarily relates to cumulative tax losses available for future utilization. The deferred tax liability of US$7 primarily arises from fair value adjustments and the recognition of identifiable assets as part of the purchase price allocation following the acquisition.
Acquisition-related costs of US$1 are included in selling, general and administrative expenses in the interim condensed consolidated income statement, and in operating cash flows in the interim condensed consolidated statement of cash flows.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	24

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
The goodwill recognized on the acquisition of the six solar power plants represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired at the acquisition date.
Goodwill primarily reflects the expected synergies arising from the integration of the six solar power plants into the Group’s operations, including enhanced energy security, reduced exposure to energy market price fluctuations, and operational synergies from integrating the acquired solar plants into the Group's existing Infrastructure business operations. These benefits do not meet the criteria for separate recognition as identifiable intangible assets.
The recognized goodwill is not deductible for tax purposes.
Other than financial assistance provided prior to acquisition (as disclosed above), there were no transactions recognized separately from the acquisition of assets and assumption of liabilities in the business combination.
From the date of acquisition, the six solar power plants contributed US$8 of revenue and US$4 profit before tax to the Group. If the acquisition had taken place at the beginning of the period, the contribution to revenue would have been US$15 and contribution to the profit before tax would have been US$7.
The accounting for the purchase of the six solar power plants is provisional as the valuation of property, plant and equipment, intangible and other assets and liabilities, and residual goodwill related to this acquisition is not complete. Additional information is being obtained and evaluated in relation to facts and circumstances that existed as of the acquisition date, including final asset-level valuation inputs and assumptions, the assessment of contractual arrangements and obligations, and supporting documentation for certain assets and liabilities existing at the acquisition date. Accordingly the fair values assigned to tangible and intangible assets acquired and liabilities assumed are provisional based on management’s estimates and assumptions and may be subject to change as additional information is obtained within the measurement period (not to exceed 12 months from the acquisition date).
Update on acquisition of SUNVIN 11
The acquisition of SUNVIN 11 LLC was completed on December 15, 2025 and was disclosed in the Group's annual financial statements for the year ended December 31, 2025 using provisional amounts. During the nine-month period ended
September 30, 2026, the Group finalized the purchase price allocation within the measurement period. The updates mainly related to the recognition of identifiable intangible assets, primarily green tariff rights (US$2), the fair value of property, plant and equipment (US$2) and related deferred tax liabilities (US$(1)). As a result, goodwill decreased from US$7 to US$4.  These measurement period adjustments did not have a material impact on the Group’s profit or loss for the period or on the previously issued annual financial statements.
Acquisition of E-wings
On August 7, 2026, Uklon, a subsidiary of the Group, completed the acquisition of 100% of the shares of Micromobility LLC (E-
wings), a Ukrainian electric scooter operator. The acquisition expands Uklon's multimodal mobility ecosystem by adding micromobility services.
The total purchase consideration amounted to US$2 and was settled in cash. The acquisition is expected to enhance Uklon’s multimodal mobility ecosystem by expanding its micromobility offering. The acquisition was accounted for in accordance with
IFRS 3 Business Combinations. The purchase price allocation resulted in the recognition of identifiable net assets of approximately US$1 and goodwill of approximately US$1. The goodwill represents expected synergies from integrating E-wings into Uklon's broader mobility ecosystem. The recognized goodwill is not deductible for tax purposes. The contribution of E-wings to the Group's revenue and profit or loss, both from the acquisition date and on a pro forma basis, was not material.
During the nine-month period ended September 30, 2025
Business Combination Agreement
As discussed in Note 1, on August 14, 2025, the Company consummated the Business Combination Agreement which included the Capital Reorganization and SPAC Merger.
Capital Reorganization
In connection with the Business Combination Agreement, the Company acquired all of the issued and outstanding shares of
VEON Holdings B.V. from VEON Amsterdam B.V. in exchange for 206,942,440 newly issued Kyivstar Group Ltd. Common
Shares and a Loan Note Payable in the amount of US$178. The Loan Note Payable, net of US$8 of transaction costs incurred by Kyivstar Group but reimbursed to VEON Amsterdam B.V. from the SPAC Merger proceeds, has been accounted for as a non-
cash distribution to VEON Amsterdam B.V. in its capacity as shareholder.
SPAC Merger

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	25

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
The SPAC Merger was accounted for as a capital reorganization in accordance with IFRS 2 Share-based Payments (“IFRS 2”).
Under this method of accounting, Cohen Circle is treated as the “acquired” company for financial reporting purposes and the
Company as the accounting “acquirer”. The net assets of Cohen Circle were stated at historical cost, with no goodwill or other intangible assets recorded. The SPAC Merger, which is not within the scope of IFRS 3 Business Combinations (“IFRS 3”), since
Cohen Circle did not meet the definition of a “business” pursuant to IFRS 3, was accounted for within the scope of IFRS 2. Any excess of fair value of the Company’s common shares issued over the fair value of Cohen Circle identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.
The consolidated financial statements of the merged company will represent a continuation of the financial statements of VEON
Holdings, the principles and guidance on the preparation and presentation of the consolidated financial statements will be applied as follows:
•the assets and liabilities of VEON Holdings recognized and measured in the financial statements at their carrying amounts immediately prior to the Capital Reorganization;
•the net investment of VEON Holdings is recognized in the financial statements at amounts immediately prior to the
Capital Reorganization. Common shares and capital surplus have been adjusted retroactively to reflect the legal capital of the Company; and
•the comparative information presented in the financial statements are that of VEON Holdings.
Non-redemption Agreements
On July 10, 2025, Cohen Circle and Kyivstar Group Ltd. entered into non-redemption agreements (each, a “Non-Redemption
Agreement”) with certain unaffiliated third parties (the “Investors”) in exchange for such third party or third parties agreeing to vote in favor of the SPAC Merger and not to redeem certain public Cohen Circle Class A Ordinary Shares, US$0.0001 par value per share of Cohen Circle sold in its initial public offering (the “Non-Redeemed Shares”) at the Cohen Circle Extraordinary
General Meeting. In exchange for the foregoing commitments not to redeem such Non-Redeemed Shares, Kyivstar Group Ltd.
issued 757,745 Kyivstar Group Ltd. Common Shares at Closing.
The issuance of Kyivstar Group Ltd. shares to Cohen Circle shareholders as consideration for non-redemption and voting support has been classified as a share-based payment transaction under IFRS 2 as Kyivstar Group Ltd. issued shares as consideration for the non-redemption and voting agreements. The shares issued by Kyivstar Group Ltd. were recognized as an equity transaction, with the initial measurement at fair value. The fair value of the issued shares should be determined based on the market price and is included in the listing expense in the interim condensed consolidated income statement.
SPAC Public Shares
On August 12, 2025, the shareholders of Cohen Circle voted to approve and adopt the Business Combination Agreement and to approve and authorize Cohen Circle to merge with Varna Merger Sub. In connection with the vote to approve the Business
Combination Agreement and the SPAC Merger, holders of 5,847,015 shares of Cohen Circle Class A Ordinary Shares exercised their right to redeem their shares for cash at a redemption price of approximately US$10.40 per share, for a total aggregate redemption amount of US$61 resulting in a total of 17,152,985 Cohen Circle public ordinary shares remaining issued and outstanding as of the Closing Date. At the Closing, each share of Cohen Circle Class A Ordinary Shares issued and outstanding immediately prior to the Closing was automatically surrendered and exchanged for 17,152,985 newly issued Kyivstar Group Ltd.
Common Shares.
SPAC Sponsor Shares, including Sponsor Vesting Shares
Cohen Circle Sponsor I, LLC and Cohen Circle Advisors I, LLC (collectively the “Sponsor”) and Cantor Fitzgerald & Co.
("Cantor") held 8,350,000 and 270,000 founder shares, respectively. The Sponsor forfeited 2,609,647 founder shares in connection with the SPAC Merger immediately prior to the effective time of the Business Combination Agreement, and the remaining 6,010,353 founder shares ( 5,740,353 held by the Sponsor and 270,000 held by Cantor) were converted into Kyivstar
Group Ltd. Common Shares.
The Sponsor was not permitted to sell or transfer 3,971,515 of its 5,740,353 shares during the Lock-Up Period (defined as the earlier to occur of: (a) 180 days after the Closing; or (b) such time as the stock price meets or exceeds US$13.50  for 20 out of any 30 consecutive trading days (but no earlier than 90 days  following the Closing)). In January 2026, the shares subject to restrictions under each of the Sponsor Agreement and the Seller Lock-Up Agreement were released and those certain restrictions on transfer pursuant to each agreement are no longer in effect.
Furthermore, 1,323,838 Kyivstar Group Ltd. Common Shares issued to the Sponsor will only vest with respect to:
a.661,919 shares ("Sponsor vesting shares, Tranche 1"), on the date the stock price meets or exceeds US$15.00 for 20 out of any 30 consecutive trading days within two years following the Closing; and

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	26

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
b.661,919 shares ("Sponsor vesting shares, Tranche 2"), on the date the stock price meets or exceeds US$20.00 for 20 out of any 30 consecutive trading days within five years of the Closing, and
If the hurdles are not achieved under (a) and/or (b) above, such shares will be forfeited by the Sponsor.
The Sponsor vesting shares represent a potential contingent payment arrangement with the Sponsor and are considered a share-based payment under IFRS 2. The vesting is based on a market condition, linked to the Company’s share price. There is no service condition attached to the vesting of the shares. As a result, this condition is considered to be a non-vesting condition rather than a market condition. The non-vesting condition was taken into account when estimating the grant date fair value of the vesting shares issued. The IFRS 2 fair value of the Sponsor vesting shares was immediately expensed as part of the listing expense in the income statement. As the Sponsor vesting shares are classified as equity-settled share-based payment, there is no subsequent remeasurement of these shares.
The Company utilized a Monte Carlo simulation model to determine the fair value of the Sponsor vesting shares. The use of the
Monte Carlo simulation model required the Company to make estimates and assumptions, such as expected volatility, expected term and risk-free interest rate which were based on the best information available to management at the time of closing.
Warrants
At the Closing, each of the 7,666,629 issued and outstanding Cohen Circle warrants were automatically surrendered and exchanged for 7,666,629 Kyivstar Group warrants. The warrants became exercisable 30 days after the completion of the
Business Combination Agreement. The warrants will expire five years after the completion of a Business Combination Agreement or earlier upon redemption by the Company or liquidation of the Company.
The warrants may be redeemed when the price per common share equals or exceeds US$18.00. Once the warrants become exercisable, the Company may redeem the warrants:
•in whole and not in part;
•at a price of US$0.01 per warrant;
•upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
If, and only if, the closing price of the Company’s common shares equals or exceeds US$18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which the notice of redemption is given to the warrant holders.
If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
As these warrants have been determined by management to be derivative instruments that will or might be settled other than by the exchange of a fixed amount of cash for a fixed number of own equity instruments, they meet the definition of financial liabilities. The Company has determined that the warrants should be classified as derivative financial liabilities under IFRS and measured at fair value with changes in fair value taken to the income statement.
Refer to Note 8 for Fair Value information.
The following table summarizes the proceeds raised and issuance costs incurred related to the SPAC Merger on August 14,
2025:

Amount
Proceeds from SPAC Trust	178
SPAC professional fees	(16)
Proceeds from SPAC Merger	162
Kyivstar Group professional fees	(30)
Net proceeds from SPAC Merger	132
The following table summarizes the impact to the Statement of Equity related to the SPAC Merger on August 14, 2025:

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	27

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Number of shares	Amount
Shares issued to SPAC public investors (at US$12.70 / share)	17,152,985	218
Shares issued to SPAC non-redeeming shareholders (at US$12.70 / share)	757,745	10
Shares issued to SPAC sponsor and Cantor (at US$12.70 / share)	4,686,515	59
Shares issued to SPAC sponsor - Sponsor vesting shares, Tranche 1 (at US$8.70 / share)	661,919	6
Shares issued to SPAC sponsor - Sponsor vesting shares, Tranche 2 (at US$8.10 / share)	661,919	5
SPAC Merger equity issued	23,921,083	298
Kyivstar Group professional fees		(30)
SPAC Merger equity issued, net of transaction costs		268
Listing expense
As discussed above, as the SPAC Merger was accounted for in accordance with IFRS 2, the difference in the fair value of the shares deemed to have been issued by the Company, and the fair value of the Cohen Circle’s identifiable net assets represented a service received by the Company, and thus was recognized as an expense upon consummation of the SPAC Merger.
Upon Closing, the excess fair value of the equity interests deemed to have been issued to Cohen Circle as consideration over the fair value of Cohen Circle’s identifiable net assets was recognized as a listing expense in the amount of US$162 in the condensed consolidated income statement for the period ended September 30, 2025 .
The following table displays the calculation of the listing expense recognized on August 14, 2025 for the period ended
September 30, 2025:

	Number issued	Fair Value
Shares issued to SPAC public investors (at US$12.70 / share)	17,152,985	218
Shares issued to SPAC non-redeeming shareholders (at US$12.70 / share)	757,745	10
Shares issued to SPAC sponsor (at US$12.70 / share)	4,686,515	59
Shares issued to SPAC sponsor - Sponsor vesting shares, Tranche 1 (at US$8.70 / share)	661,919	6
Shares issued to SPAC sponsor - Sponsor vesting shares, Tranche 2 (at US$8.10 / share)	661,919	5
Warrants issued to SPAC public investors (at US$3.35 / warrant)	7,666,629	26
Fair value of consideration		324
Fair value of Cohen Circle Net Assets acquired		162
Excess of fair value of consideration over Cohen Circle’s net assets (IFRS 2 charge for listing service)		162
Acquisition of Uklon
On March 19, 2025, JSC Kyivstar signed an agreement to acquire Uklon Group, a leading Ukrainian ride-hailing and delivery platform. This strategic acquisition marks Kyivstar’s expansion into a new area of digital consumer services in line with VEON’s digital operator strategy. Kyivstar acquired 97% of Uklon Group shares for a total consideration of US$158 upon the closing of the transaction. The agreement was subject to customary closing conditions and approvals that were obtained on April 2, 2025, the date the acquisition was completed.
The fair values of identifiable assets and liabilities of Uklon at the date of acquisition were:

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	28

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

April 2, 2025
Non-current assets
Intangible assets	58

Current assets
Trade and other receivables	2
Cash and cash equivalents	12

Non-current liabilities
Deferred tax liability	(7)

Current liabilities
Trade and employee related payables	(6)
Other current liabilities	(10)

Fair value of identifiable net assets	49

Goodwill resulting from acquisition	109

Purchase consideration	158
The following table shows the details of purchase consideration at the acquisition date:

April 2, 2025
Cash paid *	141
Fair value of contingent consideration	16
Put option liability	1
Total consideration	158
* Total cash consideration consisted of US$129 for the acquisition of 97% of Uklon Group’s shares and a US$12 payment to settle employee awards.
The following table shows the details of cash outflow during the nine months ended September 30, 2025:

September 30, 2025
Cash consideration	153
Less: balances acquired
Cash and cash equivalents	(12)
Net outflow of cash - investing activities	141
Contingent consideration of US$12 was recognized at the acquisition date has been fully paid as of September 30, 2025.
Employees bonuses contingent consideration liability related to the portion attributable to pre-acquisition service, recognized at the acquisition date at fair value, resulted from the replacement of share-based payment rewards with new bonuses liability that is payable upon fulfillment of certain conditions under the SPA. During the nine months ended September 30, 2026, the Group settled the liability by paying  US$4 (see Note 8).
As part of the agreement, Kyivstar entered into a symmetrical put and call option agreement for the remaining 3% interest in
Uklon. The put and call options may be exercised from April 2, 2028 through April 2, 2035. As a result, on the acquisition date,

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	29

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
the Group determined that it had a present ownership interest in the remaining 3% interest in Uklon and has accounted for the call and put option as part of the consideration transferred and therefore, no non-controlling interest was recognized. Accordingly, the option has been recorded as a financial liability at the present value of the amounts payable on exercise with subsequent changes recognized in the interim condensed consolidated income statement.
The fair value of the customer base was determined to be US$32 with an estimated useful life of 10 years. The fair value of the customer base was determined using the multi-period excess earnings method. The multi-period excess earnings approach involves forecasting the net earnings expected to be generated by the asset, reducing them by appropriate returns on contributory assets, and then discounting the resulting net cash flows to a present value using an appropriate discount rate.
The fair value of the trademark was determined to be US$18 with an estimated useful life of 10 years. The fair value of the trademark was determined using the relief-from-royalty method under the income approach. This involves forecasting avoided royalties, reducing them by taxes and discounting the resulting net cash flows to a present value using an appropriate discount rate.
The fair value of the developed technology intangible asset was determined to be US$8 with an estimated useful life of 3 years.
The fair value of the developed technology was determined using the replacement cost approach. In the replacement cost approach, the fair value of an asset is based on the cost of a market participant to reconstruct a substitute asset of comparable utility, adjusted for any obsolescence.
The fair value of acquired trade and other receivables is US$2, which is very close to gross contractual amount, as a loss allowance is insignificant.
The significant goodwill recognized from the acquisition of Uklon can be attributed to several factors, including Uklon's strong brand value and established customer relationships, which enhance Kyivstar’s market position. Additionally, the integration of
Uklon’s services is expected to create operational synergies, leading to cost savings and improved service offerings. The acquisition also allows for market expansion and increased subscriber growth potential, while Uklon's technological expertise contributes to innovative capabilities. Overall, the goodwill reflects the anticipated future economic benefits arising from these elements. The goodwill will not be deductible for tax purposes.
There were no transactions recognized separately from the acquisition of assets and assumption of liabilities in the business combination.
From the date of acquisition, Uklon contributed US$46 of revenue and US$14 profit before tax to the Group. If the acquisition had taken place at the beginning of the year, the contribution to revenue would have been US$66 and contribution to the profit before tax for the Group would have been US$19. These amounts have been calculated using Uklon’s results and adjusting them for:
•differences in the accounting policies between the Group and Uklon, and
•additional amortization that would have been charged on the assumption that the fair value adjustments to intangible assets had applied from January 1, 2025, together with their consequential tax effects.
Acquisition-related costs of US$0.5 are included in selling, general and administrative expenses in the interim condensed consolidated income statement, and in operating cash flows in the interim condensed consolidated statement of cash flows.
There were no further significant transactions during the nine and three-month periods ended September 30, 2025, other than disclosed above and in Note 1.
* Prior period comparatives have been reclassified to conform with the current period presentation

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	30

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
6PROPERTY, PLANT AND EQUIPMENT
The following table summarizes the movement in the net book value of property, plant and equipment for the nine-month period ended September 30:

	2026	2025*

Balance as of January 1	849	624

Additions	179	221
Acquisitions**	54	1
Disposals and write off	(3)	(3)
Depreciation	(120)	(102)
Impairment	(7)	(6)
Translation adjustment	(46)	12
Transfers and reclassifications	—	(2)
Modifications and reassessments	76	58

Balance as of September 30	982	803
**Acquisitions for nine-month period ended September 30, 2026  of US$54 comprise property, plant and equipment for the six solar power plants acquisition (US$49), the SUNVIN 11 acquisition (US$2), ISP Shtorm LLC acquisition (US$2) and LLC Micromobility acquisition (US$1).
Acquisitions for the nine-month period ended September 30, 2025 of US$1 comprise property, plant and equipment related to the Uklon acquisition. See Note 5 for further details.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	31

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
7INTANGIBLE ASSETS AND GOODWILL
The following table summarizes the movement in the net book value of intangible assets, including goodwill for the nine-month period ended September 30:

	2026	2025*

Balance as of January 1	491	297

Acquisitions**	203	167
Additions	65	50
Measurement period adjustment	(3)	—
Disposal and write-offs	—	(1)
Transfer and reclassification	—	2
Amortization	(67)	(46)
Translation adjustment	(33)	6

Balance as of September 30	656	475
*Prior period comparatives have been reclassified to conform with the current period presentation
**Acquisitions for the nine months ended September 30, 2026 of US$203 comprise goodwill (US$108), identifiable intangible assets for the
Tabletki Group (US$79), consisting of customer relationships, brand and trademarks, and software of US$61, US$12, and US$6, respectively;
customer relationships of US$3 (ISP Shtorm LLC); and green tariff rights of US$11 (six solar power plants) and US$2 (SUNVIN 11). Acquisitions for the nine-month period ended September 30, 2025 of US$167, comprise goodwill (US$109), identifiable intangible assets for Uklon, consisting of customer relationships, brand and trademarks, and software of US$32, US$18, and US$8, respectively. See Note 5 for further details.
Goodwill
Goodwill is included within the above total intangible asset movements for the nine-month period ended September 30, 2026.
The significant additions during the period related to the acquisitions as explained in Note 5 - Significant Transactions.
During the nine-month period ended September 30, 2026, the Group reassessed the level at which goodwill is allocated and monitored for impairment testing purposes. Previously, goodwill was allocated to and tested for impairment at the level of individual cash-generating units ("CGUs"), including Kyivstar and Uklon. Following further integration of the Group's businesses, including acquisitions completed in 2026, and considering the expected synergies across the Group's businesses, the Group established a single group of CGUs for goodwill impairment testing purposes. Goodwill is now allocated to and monitored at a group-of-CGUs level, which represents the lowest level at which goodwill is monitored for internal management purposes and is not larger than the Group's operating segment before aggregation. The change did not result in the recognition of an impairment loss.
Goodwill is tested for impairment annually as of September 30 or when circumstances indicate the carrying value may be impaired. The Company's impairment test is primarily based on fair value less cost of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management. The Company considers, amongst other things, the relationship between its market capitalization and its book value, as well as the weighted average cost of capital and the quarterly financial performances of each CGU when reviewing for indicators of impairment in interim periods.
Impairment losses
The Company performed its annual impairment tests of goodwill as of September 30, 2026, and 2025. Based on the impairment tests performed, no impairment of goodwill was identified.
Impairment expense of US$7 for the nine-month period ended September 30, 2026 (2025: US$6) primarily relates to certain items of property, plant and equipment that were written down as a result of identified impairment indicators, including assets affected by the ongoing war in Ukraine.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	32

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
FINANCING ACTIVITIES OF THE GROUP
8INVESTMENTS, DEBT AND DERIVATIVES
The Company holds the following investments and other financial assets:

In millions of U.S. dollars	September 30, 2026	December 31, 2025

At amortized cost
Indemnity receivable from VEON Amsterdam B.V.	27	40
Other receivables from VEON Amsterdam B.V.	—	9
Security deposits and cash collateral	96	119
Other investments	41	2
Total investments and derivatives	164	170
Non-current	2	2
Current	162	168
Indemnity receivable from VEON Amsterdam B.V. (US$27) represents amounts due under an indemnity agreement whereby
VEON Amsterdam B.V. has agreed to reimburse the Group for potential future payments of principal and interest on the Bonds described below.
The indemnity receivable from VEON Amsterdam was reduced by US$13 during the nine-month period ended September 30,
2026 following its utilization in connection with the partial settlement of April 2025 Bonds.
Security deposits and cash collateral consist of funds held in the account of a clearing companies acting as an intermediaries between Kyivstar and roaming and interconnect partners, amounting to US$96 (2025: US$119).
As of September 30, 2026 other investments at amortized cost predominantly include managed funds amounting to US$41
(2025: nil).

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	33

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
The Company holds the following debt and derivative liabilities:

In millions of U.S. dollars	September 30, 2026	December 31, 2025

At fair value
Warrants	34	27
Total at fair value	34	27

At discounted redemption amount
Put option liability	3	2
Total at discounted redemption amount	3	2

At amortized cost
Bonds	26	38
Interest accrued on Bonds	1	2
Lease liabilities	416	374
Loan Note Payable - VEON Amsterdam B.V.	53	57
Other financial liabilities	10	16

Total at amortized cost	506	487

Total debt and derivatives	543	516
Non-current	368	287
Current	175	229
At fair value
Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;
Level 3 – Inputs that are not based on observable market data.
On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels.
This depends on how the Company is able to obtain the underlying inputs when assessing the fair valuations. During nine and three-month period ended September 30 2026, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.
As of September 30, 2026, the Group had 7,666,528 Warrants outstanding (December 31, 2025: 7,666,528). Each Warrant entitles the holder to purchase one Common Share at an exercise price of US$11.50 per share. The Warrants are exercisable from September 14, 2025 and will expire on August 14, 2030. There were no Warrants exercised during the nine-month period ended September 30, 2026.
The Warrants are accounted for as liabilities and are measured at fair value as of each reporting period. As the Warrants are traded on an active market under the trading symbol "KYIVW", the fair value of the warrants is a Level 1 fair value measurement.
The change in the fair value of the Warrants for the nine-month period ended September 30, 2026 amounted to a loss of  US$7 which has been recorded in the interim condensed consolidated income statement within other non-operating loss, net.
At discounted redemption amount
Put option liability represents Helsi put option liability amounting to US$1 (December 31, 2025: US$1) and Uklon put option liability amounting to US$1 (December 31, 2025: US$1), both measured at the discounted redemption amount.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	34

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
At amortized cost
As of September 30, 2026, Bonds represent the principal and interest amounts outstanding for April 2025 Old Notes US$13
(December 31, 2025: US$24) and June 2025 Old Notes US$14 (RUB1,210) (December 31, 2025: US$16 (RUB1,254) which were not exchanged for New Notes prior to their respective maturity dates. Upon tender from Old noteholders, it is the
Company’s intention to exchange the Old Notes, including accrued interest, of eligible noteholders against a cash settlement.
Eligibility is based on successful completion of a sanctions check procedure. An indemnity agreement between Kyivstar Holdings
B.V. and VEON Amsterdam B.V. is in place which is to see Kyivstar Holdings B.V. made whole for any external payments to eligible Old noteholders.
During the nine-months ended September 30, 2026, Kyivstar Holdings B.V. partially settled April 2025 Old Notes in the aggregate amount of US$13, comprising US$12 of principal and less than US$1 of accrued interest.
The lease liabilities primarily relate to lease agreements with LLC “Ukraine Tower Company”, an entity under common control of
VEON Ltd (see Note 12). These leases originated principally from the sale-and-leaseback transaction involving passive telecommunications infrastructure and include subsequent lease agreements for additional network sites. The leased assets comprise telecommunications tower infrastructure used in the Company’s mobile network operations. As of September 30, 2026 lease liabilities under these arrangements represented approximately 67% (2025: 70%) of the Company’s total lease liabilities.
The contractual lease term is 7 years for all leased assets. Lease liabilities are discounted using incremental borrowing rates determined at the commencement date of each lease, ranging from 15.53% to 22.36%.
Other financial liabilities primarily comprise a long-term financial liability of US$10 relating to the license for the Digital Business
Support System. During the nine months ended September 30, 2026, the Group settled US$4 of contingent consideration relating to the acquisition of Uklon Group.
On August 13, 2025, in connection with the consummation of the Business Combination Agreement, Kyivstar Group Ltd. issued a loan note payable (the “Loan Note Payable”) to VEON Amsterdam B.V. in the aggregate principal amount of US$178. The Loan
Note Payable bears interest at a rate of 10% per annum, payable at maturity on August 12, 2026, and may be prepaid in whole or in part at any time without premium or penalty. Amounts repaid will be applied first to accrued interest and then to outstanding principal. On September 17, 2025, repayment of US$124 was made, consisting of US$122 of principal and US$2 of interest. On
May 28, 2026, the Company settled an additional US$9, consisting of US$5 of principal and US$4 of accrued interest, through an offset against amounts receivable from VEON Amsterdam B.V. (see Note 12). On the same date, the loan note agreement was amended to extend the maturity date from August 12, 2026 to August 12, 2028. The remaining balance, including accrued interest, as of September 30, 2026 is US$53.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	35

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Significant changes in financial assets and financial liabilities
There were no significant changes in financial assets and financial liabilities during the nine-month period ended September 30,
2026 and 2025, except as disclosed above.
Financing activities during the nine-month period ended September 30, 2026 and 2025
During the nine-month period ended September 30, 2025, Kyivstar Holdings B.V. repaid in full its 4.0% April 2025 U.S. dollar-
denominated New Notes with a principal amount of US$472 and its 6.3% June 2025 Russian ruble-denominated New Notes with a principal amount of US$100 (RUB7,840), on April 9, 2025 and June 18, 2025, respectively.
As of September 30, 2025, April 2025 Old Notes with a principal amount of US$23 and June 2025 Old Notes with a principal amount of US$14 (RUB1,180) remained outstanding as they had not been exchanged for the New Notes prior to their respective maturity dates.
The Group intends to settle the outstanding Old Notes, including accrued interest, in cash upon tender by eligible noteholders, subject to the successful completion of applicable sanctions checks. Kyivstar Holdings B.V. is indemnified by VEON Amsterdam
B. V. for external payments made to eligible noteholders under the related indemnity agreement.
9CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following items:

	September 30, 2026	December 31, 2025

Cash and cash equivalents at banks and on hand	304	247
Short-term deposits and money market funds	132	208
Cash and cash equivalents, as presented in the interim condensed consolidated statement of cash flows	436	455
As of September 30, 2026, US$389 (2025: US$415) of cash and cash equivalents at the level of Ukraine was subject to currency restrictions that limit the Company's ability to upstream the cash or make certain payments outside the country, but these balances are otherwise freely available to the Ukrainian operations.
Short-term deposits and money market funds amounted to US$132 (2025: US$208), comprising of US$124 ((2025: US$202)
deposits held by Kyivstar with original maturity of less than three months and US$8 (2025: US$6) investments in money market funds.
The imposition of currency exchange controls or other similar restrictions on currency convertibility in Ukraine could limit Kyivstar
Group’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	36

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
10DIVIDENDS AND CAPITAL DISTRIBUTIONS
There were no dividends paid or capital distributions paid during the nine-month periods ended September 30, 2026 and 2025.
11 ISSUED CAPITAL AND RESERVES
The Company's issued share capital comprised of the following:

	September 30, 2026	December 31, 2025
Authorized common shares (nominal value of US$0.01 per share)	265,430,000	265,430,000
Issued shares, including 980,000 (2025:0) shares held by the Company	231,863,624	230,863,624
Kyivstar Group Ltd. has an authorized share capital of US$3, divided into 265,430,000 common shares of nominal value
US$0.01 (in dollars).
For the nine month period ended September 30, 2026 the 7,666,528 warrants were excluded from the calculation of diluted earnings per share as the impact of including them was anti-dilutive.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	37

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
ADDITIONAL INFORMATION
12RELATED PARTIES
The immediate parent and the ultimate controlling shareholder of the Company are VEON Amsterdam B.V. and VEON Ltd.,
respectively.
Related parties, as defined by IAS 24, are natural persons or companies that can be influenced by Kyivstar Group Ltd., that can exert an influence on the Company or that are under the influence of another related party of the Company. Transactions with related parties were conducted at arm’s length.
The following table provides the total amount of transactions that have been entered into with related parties and their affiliates for the nine-month period ended September 30:

	2026			2025
	Ultimate and Immediate parent	Entities under common control	Key Management Personnel	Ultimate and Immediate parent	Entities under common control	Key Management Personnel

Cost of services, equipment and accessories	—	(12)	—	—	(15)	—
Selling, general and administrative expenses	—	—	(3)	—	—	(1)
Finance costs	(4)	(33)	—	(3)	(32)	—
Depreciation charge of right-of-use asset	—	(30)	—	—	(26)	—
Other operating income	—	1	—	—	2	—
Other operating expenses	—	(5)	—	(36)	—	—
Finance income	—	—	—	14	—	—
Total	(4)	(79)	(3)	(25)	(71)	(1)
The following table provides the total amount of transactions that have been entered into with related parties and their affiliates for the three-month period ended September 30:

	2026			2025
	Ultimate and Immediate parent	Entities under common control	Key Management Personnel	Ultimate and Immediate parent	Entities under common control	Key Management Personnel

Cost of services, equipment and accessories	—	(4)	—	—	(8)	—
Selling, general and administrative expenses	—	—	(1)	—	—	(1)
Finance costs	(1)	(11)	—	(2)	(2)	—
Depreciation charge of right-of-use asset	—	(10)	—	—	(1)	—
Other operating income	—	—	—	—	1	—
Other operating expenses	—	(2)	—	(14)	—	—
Finance income	—	—	—	6	—	—
Total	(1)	(27)	(1)	(10)	(10)	(1)
The following table provides the total balance of accounts with related parties and their affiliates at the end of the relevant period:

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	38

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	September 30, 2026		December 31, 2025
	Ultimate and Immediate parent	Entities under common control	Ultimate and Immediate parent	Entities under common control

Right-of-use assets - LLC "Ukraine Tower Company"	—	235	—	214
Trade and other receivables - LLC “Ukraine Tower Company”	—	1	—	1
Indemnity receivable from VEON Amsterdam B.V.	27	—	40	—
Other receivables from VEON Amsterdam B.V.	—	—	9	—
Financial assets - VEON Ltd.	1	—	1	—
	28	236	50	215

Trade and other payables - LLC “Ukraine Tower Company”	—	(8)	—	(8)
Trade and other payables - VEON Ltd.	(14)	—	(17)	—
Trade and other payables - VEON Group Holding Company Ltd	—	(20)	—	(17)
Lease liabilities - LLC “Ukraine Tower Company”	—	(278)	—	(250)
Loan Note Payable - VEON Amsterdam B.V.	(53)	—	(57)	—
Other current liabilities - VEON Ltd.	(4)	—	(12)	—
	(71)	(306)	(86)	(275)
Lease liabilities with LLC “Ukraine Tower Company” relate to lease arrangements for telecommunications tower infrastructure and are disclosed in Note 8, including information on the nature of the leases, lease terms and significant accounting assumptions.
On May 28, 2026, the Company offset US$9 of amounts payable under the VEON Amsterdam B.V. loan note against amounts receivable from VEON Amsterdam B.V. Refer to Note 8 for further information.
On June 10, 2026, Other current liabilities to VEON Ltd. of US$8 were settled through a financing arrangement within the Group.
The settlement reduced the Group’s outstanding related-party liabilities to VEON Ltd. as of September 30, 2026.
13RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES
Other than disclosed elsewhere in these interim condensed consolidated financial statements and as disclosed in our audited annual consolidated financial statements for 2025 as filed in the Form 20-F on March 16, 2026, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the nine month period ended September 30, 2026.
14        EVENTS AFTER THE REPORTING PERIOD
Acquisition of GigaCloud
On October 27, 2026, the Group announced that its subsidiary, Uklon Ltd., had entered into an agreement to acquire a 79.99%
equity interest in GigaCloud, a provider of cloud infrastructure and cybersecurity services operating in Ukraine and Poland. The acquisition is expected to accelerate the Group’s digital transformation strategy by expanding its cloud infrastructure and AI-
enabled service capabilities. The aggregate transaction value is approximately US$50, comprising initial purchase price, assumed indebtedness, deferred and performance-based consideration, and certain other agreed reimbursements to the seller, subject to customary adjustments and the terms of the agreement.
Consequent to this acquisition, the Group's ownership interest in Uklon Ltd. increased to 97.44%, following an increase in its share capital.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	39

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
The initial purchase price accounting has not been completed at the date of issuance of these unaudited interim condensed consolidated financial statements, and the estimated financial impact is therefore not yet available.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the nine and three-month periods ended September 30, 2026	40

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
15 NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE
GROUP
The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's audited annual consolidated financial statements as of and for the year ended December 31, 2025.
Certain new and amended standards became effective as of January 1, 2026, which did not have a material impact on Kyivstar
Group's interim condensed consolidated financial statements. Kyivstar Group has not early adopted any standards, interpretations or amendments that have been issued but have not yet become effective.
Dubai, November 6, 2026
Kyivstar Group Ltd.